Exhibit 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions)	Year Ended December 31,					Six Months Ended June 30,
	2007	2006	2005	2004	2003	2008	2007
Earnings:

Income from continuing operations before income taxes	$2,698	$2,316	$2,092	$1,596	$1,060	$1,148	$1,271

Fixed Charges:

Interest expense, including amortization of debt premium	336	347	388	431	497	149	172

Portion of rental expenses on operating leases deemed to be representative of the interest factor:	$195	$183	$170	$151	$154	$100	$91

Income from continuing operations before income taxes and fixed charges	3,229	2,846	2,650	2,178	1,711	1,397	1,534

Fixed Charges:	$531	$530	$558	$582	$651	$249	$263

Ratio of earnings to fixed charges	6.1	5.4	4.7	3.7	2.6	5.6	5.8

Note: The ratios of earnings to fixed charges should be read in conjunction with the Northrop Grumman Corporation financial statements and other financial data included by reference in this registration statement.